SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
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SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT N0. 1)

Hugoton Royalty Trust
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(Name of Issuer)

Common Trust Units
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(Title of Class of Securities)

444717102
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(CUSIP Number)

March 4, 2019
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     |_| Rule 13d-1(b)
     |X| Rule 13d-1(c)
     |_|Rule 13d-1(d)

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CUSIP NO. 045354107
    1 Name Of Reporting Persons
  Christopher John Heck

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    2 Check The Appropriate Box If A Member Of A
    Group (See Instructions) (a)  |_|
    (b)  |_|

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    3 SEC Use Only

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    4 Citizenship Or Place Of Organization
  United States Citizen
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    5 Sole Voting Power
Number of   2,045,999
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Shares   6 Shared Voting Power
    23,700
Beneficially
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Owned By   7 Sole Dispositive Power
    2,045,999
Each
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Reporting   8 Shared Dispositive Power
Person With   23,700
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    9 Aggregate Amount Beneficially Owned By Each Reporting Person
  2,069,699
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   10 Check If The Aggregate Amount In Row (9) Excludes Certain Shares

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   11 Percent Of Class Represented By Amount In Row 9
  5.17%
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   12 Type Of Reporting Person (See Instructions)
  IN
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Item 1 (a). Name of Issuer:  Hugoton Royalty Trust

Item 1 (b). Address of Issuer's Principal Executive Offices:

                                     c/o The Corporate Trustee:
                                     Simmons Bank
                                     2911 Turtle Creek Blvd, Suite 850
                                     Dallas, Texas 75219

Item 2 (a). Name of Person Filing:  Christopher John Heck

Item 2 (b). Address of Principal Business Office:   2214 E. 377 Unit B, Granbury, TX 76049

Item 2 (c). Citizenship:  United States

Item 2 (d). Title of Class of Securities:  Common Trust Units

Item 2 (e). CUSIP Number:  444717102

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
  (a) |_| Broker or dealer registered under Section 15 of the Act.
  (b) |_| Bank as defined in Section 3(a)(6) of the Act.
  (c) |_| Insurance company as defined in Section 3(a)(19) of the Act.
  (d) |_| Investment company registered under Section 8 of the Investment Company Act.
  (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
  (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
  (g) |_| A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
  (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
  (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
  (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

  (a) Amount beneficially owned:  2,069,699

  (b) Percent of Class:  5.17%

  (c) Number of shares as to which such person has:

  (i) Sole power to vote or to direct the vote:  2,045,999

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  (ii) Shared power to vote or to direct the vote:  23,700

  (iii) Sole power to dispose or to direct the disposition of:  2,045,999

  (iv) Shared power to dispose or to direct the disposition of:  23,700

Item 5. Ownership of Five Percent or Less of a Class:   Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:  Not Applicable

Item 8. Identification and Classification of Members of the Group:  Not Applicable

Item 9. Notice of Dissolution of Group: Not applicable

Item 10. Certification.
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.
SIGNATURE
        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:   March 15, 2019
/s/ Christopher John Heck
Signature